05010592

82-34632

AFL: Aflease - Issue of Aflease shares for cash... 03/08/2005 10:30:01 AM

Aflease - Issue of Aflease shares for cash to fund the development of the Company's uranium resource

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease" or "the Company")

SUPPL

Issue of Aflease ordinary shares for cash to fund the development of the Company's uranium resource

1. Introduction
Aflease ordinary shareholders are advised that the Company has concluded a R136 000 000 (US$20.5m) private placement of new Aflease ordinary shares with a number of institutional investors, predominantly in Canada, the United States and Europe.

2. The placing
The placing process entailed the issue by Aflease of 32 000 000 new Aflease ordinary shares at an issue price of R4.25 per ordinary share to raise approximately R136 000 000 in new capital representing approximately 9,3% of the total issued share capital of Aflease prior to the issue of the 32 000 000 new ordinary shares (" the private placement"). The new Aflease ordinary shares were issued at a 3.5% discount to the 30 day weighted average price calculated on July 19, 2005, the date on which the private placement was concluded.
On Wednesday 27 July 2005, the JSE Limited ("JSE") listed 32 000 000 Aflease ordinary shares, taking Aflease's total issued shares to 377,429,195.
The private placement was achieved alongside a secondary offer by Jipangu Inc. of 20 500 000 ordinary shares of Aflease at a price of R4.25 per ordinary share, representing approximately 5,9% of the total issued share capital of Aflease prior to the issue of the 32 000 000 new ordinary shares ('secondary offer"). The private placement and the secondary offer were completed through a syndicate of agents, led by BMO Nesbitt Burns Inc. Other members of the syndicate were Sprott Securities Inc., Barnard Jacobs Mellet (US) LLC, Hargreave Hale Limited and Toll Cross Securities Inc.
The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States ("US") or to US. persons absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy. Nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

PROCESSED
AUG 2 2 2005
THOMSON FINANCIAL

3. The projects
The Company plans to use the net proceeds of the private placement for the ongoing development of its Dominion uranium property and for general corporate and development purposes. The private placement was contemplated in the pre-merger agreement, announced on SENS on 5 July 2005, between Aflease and Southern Cross Resources Inc (SXR) of Canada,

4. Financial effects
The unaudited pro forma financial effects on Aflease's earnings per ordinary share, headline earnings per ordinary share, net asset value per ordinary share ("NAV") and tangible net asset value per ordinary share ("TNAV") which are based on the published audited financial results for the year ended 31 December 2004 are set out below. These pro forma financial effects which are the responsibility of the directors of Aflease, are given for illustrative purposes only and because of their pro forma nature may not give a fair reflection of Aflease's financial results and position after the private placement.

	Before the private	After the private	Percentage change

	placement (1)	placement (2)	
Earnings (cents per ordinary share) (3)	(36.08)	(31.86)	11.7%
Headline earnings (cents per ordinary share) (3)	(33.27)	(29.38)	11.7%
NAV (cents per ordinary share) (4)	62.08	91.00	46.6%
TNAV (cents per ordinary share) (4)	62.08	91.00	46.6%
Weighted average shares in issue (`000)	241,903	273,903	
Number of shares (`000)	336,451	368,451	

Notes:

1. Based on the published audited results of Aflease for the year ended 31 December 2004.
2. Based on the assumption that the private placement was effected on 1 January 2004 for income statement purposes and 31 December 2004 for balance sheet purposes.
3. As the capital raised in the private placing will be used in the future development of the Dominium uranium mine, no earnings effect has been taken into account on the cash raised.
4. Costs associated with the private placement of R9,6 m have been taken to equity.

Johannesburg
3 August 2005.

South African Investment Bank, Corporate Advisor and Sponsor	South African Legal Counsel	Financial Advisor and Lead Agent
Nedbank Capital	Deneys Reitz	BMO Nesbitt Burns
	Independent reporting accountants	
	PWC	

Date: 03/08/2005 10:30:06 AM Produced by the JSE SENS Department

AFL: Aflease Gold And Uranium Raises Over $20m ... 03/08/2005 10:31:00 AM

Aflease Gold And Uranium Raises Over $20m In Private Placement
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & JSE Share Code: AFL
("Aflease")
AFLEASE GOLD AND URANIUM RAISES OVER $20M IN PRIVATE PLACEMENT
August 2, 2005, JOHANNESBURG, SOUTH AFRICA -- Aflease Gold and Uranium Resources ("Aflease") is pleased to announce the completion today of a private placement of 32 000 000 ordinary shares at a price of ZAR 4.25 (US$0.64) per share, for a total value of ZAR 136 000 000 (US$20.5m).
The 32 000 000 new Aflease shares which were placed are equivalent to 9.3% of the total issued share capital of Aflease prior to the issue of 32 000 000 new ordinary shares.
The private placement was achieved alongside a secondary offer of 20 500 000 Afease ordinary shares by Jipangu Inc, representing approximately 5,9% of the total issued capital, prior to the issue of the 32 000 000 new ordinary shares worth a further $13.1m.
The private placement and the secondary offering were completed through a syndicate of agents, led by BMO Nesbitt Burns Inc. Other members of the syndicate included Sprott Securities Inc., Barnard Jacobs Mellet (US) LLC, Hargreave Hale Limited and Toll Cross Securities Inc.
The company plans to use the net proceeds of the private placement for the ongoing development of its Dominion uranium property, and for general corporate and development purposes.
The capital raising was contemplated in last month's announcement of a pre-merger agreement between Aflease and Southern Cross Resources Inc (SXR) of Canada.
This announcement is not an offer of securities for sale in the United States. No shares may be offered or sold in the United States absent registration or an exemption from registration, and any public offering of shares to be made in the United States will be made by means of a prospectus that may be obtained from the Company which will contain detailed information about the Company and its management, as well as financial statements.
Said Aflease CE Neal Froneman: "We are very pleased at the successful completion of this transaction.
"We see it as a strong endorsement of our corporate vision and strategy, as well as our previously announced combination with TSX-listed Southern Cross Resources (SXR).
"We appreciate the continued support of our existing shareholders, and the new shareholders on this placement, as we grow our business.
"The funds raised will keep the development on the Dominion uranium project on track with our promised schedule while we complete our merger with SXR."
NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.
For further information, please contact:
Neal Froneman: +27 83 628 0226
John Fraser: +27 82 331 7330
Carol Smith: +27 82 338 2228
Date: 03/08/2005 10:31:05 AM Produced by the JSE SENS Department